February 23, 2010
VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Attn: Ms. Sheila Stout
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Re:	The Glenmede Fund, Inc. — Registration Nos. 33-22884 and 811-05577 The Glenmede Portfolios — Registration Nos. 33-46593 and 811-06578
Dear Ms. Stout:
This letter is in response to the questions and comments you provided during a telephone call on January 28, 2010 regarding the Post-Effective Amendments filed on December 17, 2009 for The Glenmede Fund, Inc. (“PEA No. 47”) and The Glenmede Portfolios (“PEA No. 26”). Summaries of the comments with respect to PEA No. 47 and PEA No. 26, and responses thereto on behalf of The Glenmede Fund, Inc. and The Glenmede Portfolios (each a “Registrant” and together, the “Registrants”), are provided below. All page references refer to the pages in PEA 47 and PEA 26, as applicable. Capitalized terms not defined herein should be given the meaning provided in the PEA 47 and PEA 26, as applicable. The Registrants will include the changes stated below in Post-Effective Amendments Nos. 48 and 27 to be filed under Rule 485(b) of the Securities Act of 1933 on February 26, 2010.
1.	Comment: The names of the adviser and sub-adviser are not required to be listed on the front cover page of the prospectus and may be removed.
Response: The Registrants wish to leave the names of the adviser and sub-adviser on the front cover.
2.	Comment: Do the Registrants intend to use summary prospectuses?
Response: At this time, the Registrants do not intend to use summary prospectuses.
3.	Comment: If the Registrants are not going to use summary prospectuses, the ticker symbols may be removed from the individual fund descriptions.
Response: The Registrants will remove the ticker symbols.
4.	Comment: Do the funds have any acquired fund fees and expenses that exceed 0.01 percent of average net assets of the applicable fund?

1

Response: None of the Registrants’ funds has acquired fund fees and expenses that exceed 0.01 percent of their average net assets.
5.	Comment: Please simplify footnote 1 to the fee table on page 1 of the Money Market Portfolios and Bond Portfolios prospectus by deleting the first and last two sentences (“The Portfolio does not pay any management fees to the Advisor...The actual annual fees (‘Client Fees’) charged by Glenmede Trust and Affiliates for such services vary depending on a number of factors, including the particular services provided to the client, but are generally lower than 1.25% of the clients’ assets under management. Investors also may have to pay various fees to others to become shareholders of the Portfolio.”). In addition, define “fiduciary, trust and/or advisory services” in explanatory language. Please make these changes universally throughout each of the Registrants’ prospectuses, as applicable.
Response: The Registrants will delete the foregoing sentences of the footnote. The Registrant believes that the parenthetical phrase clearly states the meaning of “fiduciary, trust and/or advisory services.”
6.	Comment: Please move fee table footnote 2 on pages 1 and 5 of the Money Market Portfolios and Bond Portfolios prospectus to “Other Expenses” and revise the footnote to state “Other Expenses have been restated to reflect current year expenses.”
Response: The Registrant will make the changes requested.
7.	Comment: Please remove the paragraph immediately before “Principal Investment Risks” on page 2 of the Money Market Portfolios and Bond Portfolios prospectus referring the reader to additional information in the prospectus and SAI. Please make this change universally throughout each of the Registrants’ prospectuses.
Response: The Registrants will make this change.
8.	Comment: Please remove the paragraph immediately before “Performance Information” on page 3 of the Money Market Portfolios and Bond Portfolios prospectus referring the reader to additional information in the prospectus and SAI. Please make this change universally throughout each of the Registrants’ prospectuses.
Response: The Registrants will make this change.
9.	Comment: Please remove the third sentence in the paragraph under “Performance Information” on page 3 of the Money Market Portfolios and Bond Portfolios prospectus (“The bar chart and performance table assume reinvestment of dividends and distributions.”) and cut and paste the first sentence of the expense table description (“The table shows how the Portfolio’s average annual total returns for one, five and ten years compare to those of selected market indices.”) in its place. Delete the sentence, “It is not possible to invest directly in an Index.” Please make these changes universally throughout each of the Registrants’ prospectuses.
Response: The Registrants will make these changes.
10.	Comment: Please verify that iMoneyNet’s Government All AverageTM and iMoneyNet’s National Retail Tax-Free AverageTM are broad-based securities market indices. If they are indices, please include the parenthetical statement, “(reflects no deduction for fees, expenses or taxes)”.
Response: The Registrant represents that the iMoneyNet averages listed for the Government Cash Portfolio and Tax-Exempt Cash Portfolio are peer group averages, not broad-based indices. The Registrant notes that money market funds are not required to include a broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) of Form N-1A. The requested parenthetical statement does not apply to the listed iMoneyNet peer-group averages.
11.	Comment: Please remove all footnotes defining an index. Please include a footnote containing a narrative explanation describing why the fund’s performance is being compared with the returns of each additional index(es). Please make this change universally throughout each of the Registrants’ prospectuses.
Response: The Registrants will remove the footnotes describing the primary index and will include a narrative footnote for non-primary indices and peer-group averages as requested.
12.	Comment: Please include separate headings and separate descriptions for “Investment Adviser(s)” and “Portfolio Managers.”
Response: The Registrants will make this change.
13.	Comment: Please remove the last sentence of “Tax Information” on page 4 of the Money Market Portfolios and Bond Portfolios prospectus referring the reader to additional information in the prospectus and SAI. Please make this change universally throughout each of the Registrants’ prospectuses.
Response: The Registrants will make this change.
14.	Comment: Please remove any reference to a voluntary fee waiver in the expense table of the Tax-Exempt Cash Portfolio on page 5 of the Money Market Portfolios and Bond Portfolios prospectus.

Response: The Registrant will make this change.
15.	Comment: If a money market fund is advised by or sold through an insured depository institution, include the language required by Item 4(b)(iii) of Form N-1A.
Response: The Registrant represents that its money market funds are not advised by or sold through an insured depository institution, therefore the language required by Item 4(b)(iii) is not required.
16.	Comment: Please remove the first in the paragraph on page 21 of the Money Market Portfolios and Bond Portfolios prospectus under the title “Purchase and Sale of Portfolio Shares” (“Shares of each Portfolio are sold without a sales commission on a continuous basis to Glenmede Trust acting on behalf of its clients or the clients of its Affiliates (‘Clients’), certain approved employee benefit plans and institutions, including brokers acting on behalf of their clients (the ‘Institutions’).”). In addition, please remove the last sentence of this paragraph referring the reader to additional information in the prospectus and SAI. Clarify the disclosure regarding the minimum initial and subsequent investment requirements. Please make these changes universally throughout each of the Registrants’ prospectuses.
Response: The Registrants will make these changes.
17.	Comment: Please add disclosure on asset-backed securities if they are part of Core Fixed Income Portfolio’s principal investment strategy.
Response: The Registrant represents that the Core Fixed Income Portfolio currently does not currently invest in asset backed securities.
18.	Comment: Please align the expense examples to the left side of the page. Please make this change universally throughout each of the Registrants’ prospectuses.
Response: The Registrants will make this change.
19.	Comment: Please explain in the correspondence how a fund determines whether or not a security is “foreign.”
Response: [Material Redacted: Confidential Treatment Requested]
20.	Comment: Please disclose the percentage International Portfolio and Philadelphia International Fund intend to invest in emerging markets. If the amount is material, please consider adding it to the fund’s principal investment strategy.

Response: The Registrant represents that the International Portfolio and Philadelphia International Fund may each invest up to 10% of its assets in emerging markets. The Registrant represents that investing in emerging markets is not a principal investment strategy of either the International Portfolio or Philadelphia International Fund.
21.	Comment: If securities lending is a principal risk, why is it not listed as a principal investment strategy?
Response: The Registrants will move securities lending risk to “Additional Risks” because it is not a principal investment strategy of any of the Portfolios.
22.	Comment: Please include in the correspondence the specific capitalization ranges, if so stated, and an explanation as to why such a range is appropriate to such fund.
Response: Certain of the Glenmede Fund’s portfolios, identified below, purchase securities within a specified Russell market capitalization index range. The market capitalization ranges of the Russell indices identified in the prospectuses as currently listed on the Russell Investments website are as follows:

		Market Capitalization
		Range (low to high in
Index	Securities	millions)
Russell 3000	3000	$78 - $338,408
Russell 1000	1000	$828-$338,408
Russell 2000	2000	$78- $1,688
Each index is further divided into value and growth subsets that are comprised of those companies identified by Russell Investments within the particular index as having a value (lower price-to-book ratio and lower expected growth values) or growth (higher price-to-book ratios and higher forecasted growth values) bias.

[Material Redacted: Confidential Treatment Requested]
23.	Comment: Please add “Total Other Expenses” to the expense table for Long/Short Portfolio on page 18 of the Equity Portfolios prospectus and make any necessary changes to conform the table pursuant to Form N-1A instructions. Additionally, please reduce the verbiage in footnote 2 and remove footnote 3.

Response: The Registrant will make these changes.
24.	Comment: Please add “Total Other Expenses” to the expense table for Total Market Portfolio on page 31 of the Equity Portfolios prospectus and make any necessary changes to conform the table pursuant to Form N-1A instructions.
Response: The Registrant will make these changes.
25.	Comment: Please explain why certain Russell index descriptions have market capitalization data as of December 31 and others have data as of May 31. Please change all data to December 31, if possible.
Response: Russell rebalances its indices once a year on May 31. The Registrant will provide the market capitalizations of each underlying Russell index, as of May 31, the date of the index’s most recent reconstitution.
The Registrants understand that they are responsible for the adequacy and accuracy of the disclosure in the registration statements. U.S. Securities and Exchange Commission (“Commission”) comments or changes to disclosure in response to Commission comments in the filings reviewed by the Commission do not foreclose the Commission from taking any action with respect to the filings and the Registrants may not assert Commission comments as a defense in any proceeding initiated by the Commission or any party under federal securities laws of the United States.
The preceding comments and related responses have been provided by and discussed with management of the Registrants. Please feel free to contact the undersigned if you have any questions regarding the Registrants’ responses.

Sincerely,
/s/ Mark E. Tuttle
Mark E. Tuttle
Assistant Secretary The Glenmede Funds, Inc. The Glenmede Portfolios 4 Copley Place, 5th Floor Boston, MA 02116 617.662.3967

cc:	Mary Ann B. Wirts Michael P. Malloy, Esquire